Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

August 27, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 518,936 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from August 19, 2024, up to and including August 23, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 131,755,420 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (131,755,420) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
19/08/2024	LSE	40,615	964.62
19/08/2024	BATE	12,640	966.71
19/08/2024	CHIX	34,820	965.31
19/08/2024	AQUIS	3,016	965.53
20/08/2024	LSE	34,236	944.49
20/08/2024	BATE	13,294	942.14
20/08/2024	CHIX	37,562	942.14
20/08/2024	AQUIS	4,910	941.55
21/08/2024	LSE	79,217	948.31
21/08/2024	BATE	15,772	948.01
21/08/2024	CHIX	33,849	949.35
21/08/2024	AQUIS	7,834	949.93
22/08/2024	LSE	76,859	932.23
22/08/2024	BATE	9,628	932.66
22/08/2024	CHIX	34,200	932.88
22/08/2024	AQUIS	4,046	930.42
23/08/2024	LSE	34,008	925.10
23/08/2024	BATE	10,888	926.21
23/08/2024	CHIX	26,260	926.44
23/08/2024	AQUIS	5,282	921.15

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123